

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Mail Stop 4561

October 26, 2009

<u>Via U.S. Mail and Facsimile (781) 280-4901</u>

Norman R. Robertson
Chief Financial Officer
Progress Software Corporation
14 Oak Park
Bedford, Massachusetts 01730

      Re: **Progress Software Corporation**
             Amendment No. 1 to Form 10-K for the Fiscal Year Ended November
             30, 2008
             Filed March 27, 2009
             Form 10-Q for the Fiscal Quarter Ended May 31, 2009
             Filed July 10, 2009
             Definitive Proxy Statement
             Filed April 10, 2009
             File No. 033-41752

Dear Mr. Robertson:

      We have reviewed the above-referenced filings and your response letter dated August 17, 2009 and have the following comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 7, 2009 and the above-referenced filings. Should you have any questions concerning our comments or any other aspect of our review, please feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Annual Report on Form 10-K for fiscal year ended November 30, 2008

General

1. We refer to your response to our prior comment 1 and note that file numbers beginning with 033 are used to designate filers that are subject to the filing obligations of Section 15(d) of the Exchange Act. Given that you indicate on the cover page of your Form 10-K that you have a class of securities registered under Section 12(b) of the Exchange Act, please provide for us your analysis as to why you believe 033-41752 is the appropriate file number for your periodic reports.

Part III

Item 11. Executive Compensation

Compensation Discussion and Analysis

Executive Compensation Components, page 7

2. We refer to you response to our prior comment 3 and note your statement that certain executives assisted Mr. Alsop in his recommendations to your Compensation Committee relating to target cash compensation levels. In your response, please identify the executive officers that assisted Mr. Alsop in his proposals and provide a brief description of the assistance provided. See Item 402(b)(2)(xv) of Regulation S-K.

Definitive Proxy Statement filed on April 10, 2009

3. We refer to your response to our prior comment and note your reliance on Exchange Act Rule 14a—6(a) and your statement that the proposal regarding the size of your board of directors is directly related to the election of directors. Please note that Rule 14a-6(a)(1) refers solely to the actual election of directors and not matters related thereto. Accordingly, please confirm in your response that you will file future proxy statements in preliminary form when matters to be acted upon at an annual meeting include matters other than those enumerated in Exchange Act Rule 14a-6(a)(1).

Form 10-Q for Quarter Ended May 31, 2009

Item 4. Controls and Procedures, page 23

4.   We refer to your response to our prior comment 6 and note that that your
        disclosure controls and procedures were not effective at May 31, 2009 due to a
        material weakness. In your response, please tell us what specifically caused your
        review procedures to fail to identify errors in the data accumulation process and
        how long this material weakness existed.

                                *   *   *   *   *

        You may contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his
absence, me at (202) 551-3456. If you require further assistance, please contact Barbara
C. Jacobs, Assistant Director, at (202) 551-3735.

                                                Sincerely,

                                                Matthew M. Crispino
                                                Staff Attorney